[letterhead of EBS, Certified Public Accountants and Consultants]

May 19, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:     Focus Entertainment International, Inc.
             Letter pursuant to Item 304(a)(3) of Regulation S-B

Dear Sirs:

This firm audited the financial statements for Focus Entertainment International, Inc. for the years ended June 30, 1998 and 1997, but not for the year ended June 30, 1999. This firm agrees that the disclosure which Focus Entertainment International, Inc. intends to make, in Part II, Item 3 of a Form 10-SB/A which it intends to file with the Securities and Exchange Commission, accurately sets forth the reasons that Focus chose to change independent auditing firms. This firm also consents to the inclusion of its report for the year ended June 30, 1998 in said Form 10-SB/A.

In addition, as requested, I am writing to clarify that our report for the year ended June 30, 1998 did not contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. However, our report for the year ended June 30, 1997 did contain a disclaimer as to audit scope. Specifically, our report for the year ended June 30, 1997 was qualified as follows:

"We did not observe the physical inventory as of June 30, 1996, since that date was prior to our initial engagement as auditors of the Company and we were unable to satisfy ourselves by means of other procedures concerning inventory quantities. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the consolidated statements of income, retained earnings, and cash flows for the year ended June
30, 1997."

Please feel free to contact me in the event you have any questions about this matter.

                                    Very truly yours,



                                    Lew Salmon


cc:   Robert J. Mottern
      Michael S. Morrison
      Michael Kasson